**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**July 29, 2010**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Technical Communications Corporation**

**File No. 000-08588- CF#25219**

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Technical Communications Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 11, 2010.

Based on representations by Technical Communications Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

| | |
|---|---|
| Exhibit 10.1 | through April 23, 2012 |
| Exhibit 10.2 | through April 23, 2012 |
| Exhibit 10.3 | through April 23, 2012 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Kathleen Krebs
Special Counsel